                                                                     Exhibit 4.2

                              REXALL SUNDOWN, INC.

                       1996 REXALL SHOWCASE INTERNATIONAL
                         DISTRIBUTOR STOCK OPTION PLAN

                             STOCK OPTION AGREEMENT


     THIS STOCK OPTION AGREEMENT is entered into as of the ___ day of ___________, 199__ by and between REXALL SUNDOWN, INC., a Florida corporation (the "Company"), and ______________________________(the "Participant").

                              W I T N E S S E T H:

     WHEREAS, on February 6, 1996, the Company adopted the Rexall Sundown, Inc. 1996 Rexall Showcase International Distributor Stock Option Plan pursuant to which the Company will grant to Distributors of Rexall Showcase International, Inc. ("RSI"), a wholly-owned subsidiary of the Company, options to purchase shares of the Company's common stock, par value $.01 per share (the "Common Stock");

     WHEREAS, on ______________ pursuant to the Company's 1996 Rexall Showcase International Distributor Stock Option Plan, the Company granted the Participant certain options to purchase shares of the Company's Common Stock (the "Grant");

     WHEREAS, each of the parties desires to enter into this Stock Option Agreement (the "Agreement") for the purpose of evidencing the grant of such stock options and setting forth certain of the terms and conditions governing the exercise thereof;

     NOW, THEREFORE, in consideration of the premises, and the respective covenants and agreements of the parties set forth herein, each of the parties agrees as follows:

     1. GRANT OF OPTIONS. The Company grants to the Participant options to purchase an aggregate of _______ shares of Common Stock (collectively, the "Options") pursuant to the Plan. The Options shall be non-statutory stock options which do not qualify as incentive stock options under the Internal Revenue Code of 1986, as amended.

     2. DATE OF GRANT; EXERCISE PRICE. The date of grant of the Options is __________, 199__. The exercise price of the Options is $_______ per share of Common Stock (the "Option Price").

     3. TERM. Subject to each and every one of the conditions and limitations set forth in the Plan, as now in effect or as hereafter amended, the Options shall be for a term of five (5) years. Any of the Options which are outstanding and unexercised on ______________, 200__ shall automatically, and without further action by the Company or the Participant, be canceled and terminated.

     4.  EXERCISABILITY OF OPTIONS.    The Options will become exercisable by
the Participant with respect to twenty percent (20%) of the total number of shares of Common Stock subject to the Options which may be acquired by the Participant pursuant to this Agreement on the date of the Grant; and twenty percent (20%) on each anniversary of the date hereof if the following three requirements are met for each July 1 to June 30 (the "Qualification Period"):

     (a) Such Distributor has a minimum of ____ Active Director Legs for all 12 months of the applicable Qualification Period,
     (b) Such Distributor has at least 2,000 G.P. for ___of the 12 months of the applicable Qualification Period, and

     (c) Such Distributor's Organizational Points in ___ of the 12 months of the applicable Qualification Period are at least ___ in each of ____ Legs and at least ____ in each of _____ other Legs.

     5. EXERCISE. An Option may be exercised when (a) the Company has received written notice of such exercise in accordance with the terms of the Option, (b) full payment of the aggregate option price of the Shares as to which the Option is exercised has been made, and (c) arrangements that are satisfactory to the Company's Compensation/Stock Option Committee (the "Committee") in its sole discretion have been made for the Optionee's payment to the Company of the amount that is necessary for the Company to withhold in accordance with applicable Federal or state tax withholding requirements. Unless further limited by the Committee in any Option, the option price of any Shares purchased shall be paid in cash, by certified or official bank check or by money order; provided, further, however, that the Committee in its sole discretion may accept a personal check in full or partial payment of any Shares. No Optionee shall be deemed to be a holder of any Shares subject to and unless and until a stock certificate or certificates for such Shares are issued to such person(s) under the terms of this Plan.

     6. TERMINATION OF DISTRIBUTORSHIP. The unexercised portion of any Option shall automatically and without notice terminate and become null and void at the time of the earliest to occur of the following:

     (a) immediately upon the termination of the Participant's status as a Distributor for any reason; or
     (b) immediately if Distributor's network marketing efforts are not exclusive to RSI; or
     (c) three months after the date of termination of the Participant's status as a Distributor by reason of death of the Participant if the Participant is an individual.

     7. DELIVERY OF CERTIFICATE. As soon as practicable following the exercise of any of the Options by the Participant, the Company shall deliver or cause to be delivered to the Participant a certificate or certificates representing the shares of Common Stock acquired pursuant to any such exercise.

     8. INCORPORATION BY REFERENCE. Each and every one of the terms, conditions and provisions of the Plan, a copy of which is attached hereto, is incorporated herein by this reference.

     9. NON-TRANSFERABILITY. The Options granted hereby are not transferable otherwise than by will, the laws of descent or distribution or qualified domestic relations order. Notwithstanding the preceding sentence, the Options only survive the death of the Participant to the extent expressly authorized pursuant to the provisions of Section 6 hereof. The Options are exercisable during the Participant's lifetime only by the Participant. Any attempted assignment, transfer, pledge, alienation or hypothecation of a Option or rights thereunder, otherwise than as permitted herein, shall terminate the Option.

     10. GOVERNING LAW. This Agreement shall be governed by, and shall be construed and interpreted in accordance with, the laws of the State of Florida.

     11. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements, understandings and arrangements, both oral and written, between the parties hereto with respect to such subject matter. This Agreement may not be amended or modified in any way unless by a written instrument executed by each of the parties hereto.

     12. BENEFITS; BINDING EFFECT. This Agreement shall inure to the benefit of, and shall be binding upon, the parties hereto and their respective heirs, personal representatives, legal representatives, successors and assigns.

     13. SECTION HEADINGS. The section headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of any provision hereof.

     14. COUNTERPARTS. This Agreement may be executed in any number of counterparts and by the separate parties hereto in separate counterparts, each of which shall be deemed to be an original and all of which shall be deemed to be one and the same instrument.

     IN WITNESS WHEREOF, each of the parties has executed and delivered this Agreement as of the date first above written.

                                    REXALL SUNDOWN, INC.


                                    By:
                                       -----------------------
                                       Name:
                                       Title:



                                    --------------------------
                                      [Name of  Distributor]